

Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076



January 07, 2002.
Our ref.: 03/2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

Re: Companhia Suzano de Papel e Celulose
Rule 12g3-2(b) Exemption
File n°. 82-3550

Ladies and Gentlemen

We are sending you two copies of the undermentioned documents, referring to the spin off of this company:

- Minutes of the Extraordinary General Meeting held on November 30, 2001 of Cia. Suzano;
- Appraisal as of October 31, 2001 of Cia. Suzano de Papel e Celulose;
- Appraisal as of October 31, 2001 of SPP-Nemo S.A. Industrial e Comercial Exportadora;
- Protocol and Justification of the partial spin off of Cia. Suzano de Papel e Celulose, through merger, by Suzano Petroquímica S.A., of the spun-off part;
- Protocol and Justification of the partial spin off of SPP-Nemo S.A. Industrial e Comercial Exportadora through merger of the spun-off part by Cia. Suzano de Papel e Celulose.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Adhemar Magon
Vice-President and Investor Relations Director



Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

File nº. 82-3550

Annex A to Letter to the SEC
Dated January 07, 2002, of
Companhia Suzano de Papel e Celulose

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on July 16, 1993:

Description of Document

Title: Minutes of the Extraordinary General Meeting of Cia. Suzano de Papel e Celulose
Date: November 30, 2001
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Appraisal as of October 31, 2001 of Cia. Suzano de Papel e Celulose
Date: November 14, 2001
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Appraisal as of October 31, 2001 of SPP-Nemo S.A. Industrial e Comercial Exportadora
Date: November 14, 2001
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Protocol and Justification of the partial spin off of Cia. Suzano de Papel e Celulose, through merger, by Suzano Petroquímica S.A., of the spun-off part
Date: November 13, 2001
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

Title: Protocol and Justification of the partial spin off of SPP-Nemo S.A. Industrial e Comercial Exportadora through merger of the spun-off part by Cia. Suzano de Papel e Celulose
Date: November 13, 2001
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

CNPJ No.: 60.651.726/0001-16

NIRE nº. 35.300.015.398

Minutes of the Extraordinary General Meeting

DATE, TIME AND VENUE: November 30, 2001, at 3:00 p.m., in the company's headquarters, in São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima nº. 1355 – 12º andar.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of preferred stock, as evidenced by the signatures in the Meeting Attendance Book.

BOARD OF THE MEETING: Boris Tabacof - Chairman. Augusto Esteves de Lima Junior Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notices: Official Gazette of the state of São Paulo dated the 14, 15 and 17 of November and Gazeta Mercantil dated 14, 16 and 19 of November, 2001;
2. Protocol and Justification of the Partial Spin Off of SPP-Nemo S.A. Industrial e Comercial Exportadora, through the merger of the assets representing the partial spin off of SPP-Nemo S.A. Industrial e Comercial Exportadora, by the Company, executed on November 13, 2001;
3. Protocol and Justification of the Partial Spin Off of Companhia Suzano de Papel e Celulose, through the merger by Suzano Petroquímica S.A., of the spun-off part, as approved in the Meeting of the Officers of Companhia Suzano de Papel e Celulose held on November 13, 2001.



UNANIMOUS RESOLUTIONS:

1. The shareholders were informed that on this date at 11:00 a.m. an Extraordinary General Meeting was held by SPP-Nemo S.A. Industrial e Comercial Exportadora, in which was approved the Protocol and Justification of the partial spin off of that company signed on November 13, 2001, ratified the appointment of TREVISAN Auditores Independentes, with headquarters in the city of São Paulo, SP, at Rua Bela Cintra, 934 – 10º. andar, Corporate Taxpayer (CNPJ) nº. 52.803.244/0001-06 and registered in the CRC under nº. 2SP013439/O-5, to evaluate the assets, which are the object of the spin off and approved the appraisal prepared by them;
2. Once the foregoing acts were acknowledged, approved the Protocol and Justification executed by the Officers of Companhia Suzano de Papel e Celulose and of SPP-Nemo S.A. Industrial e Comercial Exportadora, dated November 13, 2001 and ratified the appointment, previously made by the Officers, of the company TREVISAN Auditores Independentes and, since their representatives were on the premises, they were invited to join the meeting and read the appraisal prepared, which had already been approved by the Extraordinary General Meeting SPP-Nemo S.A. Industrial e Comercial Exportadora;
3. Approved the mentioned appraisal assigning a value of Fourteen million, ninety-eight thousand, three hundred and fourteen reais and twenty-six cents (R$ 14.098.314,26) to the part spun off from the equity of SPP-Nemo S.A. Industrial e Comercial Exportadora to be merged by the Company involving the assets and liabilities described in the appraisal;
4. Acknowledged the favorable opinion prepared by the Company's Audit Committee about the merger, by the Company, of the part spun off from the assets of SPP-Nemo S.A. Industrial e Comercial Exportadora;
5. Approved the merger, by the Company, of the spun-off part of the assets of SPP-Nemo S.A. Industrial e Comercial Exportadora, to be carried out according to the bases and conditions shown on the recently approved

Protocol and Justification, comprising, according to the terms of such Protocol, any rights and liabilities currently part of the assets of SPP-Nemo S.A. Industrial e Comercial Exportadora, related to its activities prior to this date, including claims of whatever nature, even if not shown in the balance sheet on which was based the spin off object of the appraisal approved, and specifically, the rights and liabilities arising from the ordinary proceeding - Case 94.5032-1, pending in the 9th District Court of the Federal Court of Brasília, Distrito Federal, and any other suits pending settlement. Authorized the Officers to take all the necessary steps for its implementation, especially as regards the replacement in the accounting records of the Company of the value of its investment in SPP-Nemo S.A. Industrial e Comercial Exportadora, corresponding to the spun-off part, for the net assets of SPP-Nemo S.A. Industrial e Comercial Exportadora integrating the spun-off part to be merged;

6. Approved the Protocol and Justification signed by the Officers of the Company and of Suzano Petroquímica S.A., dated November13, 2001;
7. Ratified the appointment, previously made by the Officers, of the company TREVISAN Auditores Independentes to prepare the appraisal of the spun-off part of its assets to be merged by Suzano Petroquímica S.A. and since the representatives of TREVISAN were on the premises, they read the appraisal prepared;
8. Approved the appraisal assigning, after merger of the spun-off part of SPP-Nemo S.A. Industrial e Comercial Exportadora, the amount of Seven hundred and ninety-four million, three hundred and eighty-one thousand, nine hundred and ten reais and forty-four cents (R$ 794.381.910,44) to the spun-off part of the Company's equity, to be merged by Suzano Petroquímica S.A., involving the assets and liabilities corresponding to direct and indirect shareholdings in companies of the petrochemical segment;
9. Acknowledged the favorable opinion prepared by the Company's Audit Committee about the partial spin off of its assets and the merger of the spun-off part by Suzano Petroquímica S.A.;
10. Approved the partial spin off of the Company, and the merger of the spun-off part by Suzano Petroquímica S.A., to be carried out according to the bases and conditions of the Protocol and Justification aforementioned, and



authorized the Officers to take all the necessary steps for its implementation, especially in respect to the subscription of the increase in the capital stock of Suzano Petroquímica S.A., to be paid up through the transfer to that company, of the assets and liabilities integrating the spun-off part of the Company, with a reduction of the capital stock of the Company from Eight hundred and forty-eight million, three hundred and twenty-six thousand, seven hundred and fifty-four reais and eighty-four cents (R$ 848.326.754,84) to Fifty-three million, nine hundred and forty-four thousand, eight hundred and forty-four reais and forty cents (R$ 53.944.844,40), without cancellation of any of its issued shares;

11. Amended, in view of the reduction of the capital stock of the Company shown in the Protocol and Justification approved hereby, the Article 5 of the Bylaws, to become effective with the following wording: "**Art. 5** – The capital stock is Fifty-three million, nine hundred and forty-four thousand, eight hundred and forty-four reais and forty cents (R$ 53.944.844,40), totally paid up and divided into Two hundred and twenty-five million, one hundred and sixty-three thousand, three hundred and eighty (225,163,380) nominative shares, with no-par value, of which Ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are common shares and One hundred and twenty-seven million, seven hundred and eighty eight thousand, nine hundred and twenty-two (127.788.922) are preferred shares. **Paragraph One** – By resolution of the Officers, the capital stock may be increased, irrespective of statutory amendment, by the issue of up to One hundred and ninety-four million, seven hundred and forty-eight thousand, nine hundred and sixteen (194,748,916) preferred shares."

12. As soon as Suzano Petroquímica S.A obtains its registration as a publicly held company from the Brazilian Securities Exchange Commission (CVM), the shareholders of the Company shall receive shares issued by Suzano Petroquímica S.A., in number, type and class identical to such shares of the Company as currently held by them. Until Suzano Petroquímica S.A. is granted its registration as a publicly held company, the shares issued by the Company shall be negotiated with the right to receive shares issued by Suzano Petroquímica S.A., of same type and class, and the company is



prohibited to negotiate it's issued shares, until such date as the aforementioned registration granted.

13. Authorized the publication of these Minutes, in the form stipulated in paragraph two of Article 130 of the Corporate Law.

ATTACHED DOCUMENTS:

1. Protocol and Justification executed by the Company and SPP-Nemo S.A. Industrial e Comercial Exportadora;
2. Protocol and Justification executed by the Company and by Suzano Petroquímica S.A.;
3. Appraisal of the spun-off part of SPP-Nemo S.A. Industrial e Comercial Exportadora;
4. Appraisal of the Net Equity of the Company.

After read and approved, these minutes were signed by those present. São Paulo, November 30, 2001. Boris Tabacof – Chairman of the Board. Augusto Esteves de Lima Junior - Secretary. **Shareholders:** By Proxy. NEMOFEFFER S.A. - Augusto Esteves de Lima Junior – Lawyer. By Proxy for the ESTATE of MAX FEFFER - Augusto Esteves de Lima Junior – Lawyer. BORIS TABACOF. AUGUSTO ESTEVES DE LIMA JUNIOR. PEDRO CORNACCHIONE. For TREVISAN AUDITORES INDEPENDENTES – Luiz Cláudio Fontes.

This is a transcript of the original document recorded in the Book of Meetings.

Boris Tabacof
Chairman of the Board

AGESUZ301101ENG-Cisão

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

CNPJ No.: 60.651.726/0001-16

NIRE nº. 35.300.015.398

Minutes of the Extraordinary General Meeting

DATE, TIME AND VENUE: November 30, 2001, at 3:00 p.m., in the company's headquarters, in São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima nº. 1355 – 12º andar.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of preferred stock, as evidenced by the signatures in the Meeting Attendance Book.

BOARD OF THE MEETING: Boris Tabacof - Chairman. Augusto Esteves de Lima Junior Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notices: Official Gazette of the state of São Paulo dated the 14, 15 and 17 of November and Gazeta Mercantil dated 14, 16 and 19 of November, 2001;
2. Protocol and Justification of the Partial Spin Off of SPP-Nemo S.A. Industrial e Comercial Exportadora, through the merger of the assets representing the partial spin off of SPP-Nemo S.A. Industrial e Comercial Exportadora, by the Company, executed on November 13, 2001;
3. Protocol and Justification of the Partial Spin Off of Companhia Suzano de Papel e Celulose, through the merger by Suzano Petroquímica S.A., of the spun-off part, as approved in the Meeting of the Officers of Companhia Suzano de Papel e Celulose held on November 13, 2001.

UNANIMOUS RESOLUTIONS:

1. The shareholders were informed that on this date at 11:00 a.m. an Extraordinary General Meeting was held by SPP-Nemo S.A. Industrial e Comercial Exportadora, in which was approved the Protocol and Justification of the partial spin off of that company signed on November 13, 2001, ratified the appointment of TREVISAN Auditores Independentes, with headquarters in the city of São Paulo, SP, at Rua Bela Cintra, 934 – 10°. andar, Corporate Taxpayer (CNPJ) n°. 52.803.244/0001-06 and registered in the CRC under n°. 2SP013439/O-5, to evaluate the assets, which are the object of the spin off and approved the appraisal prepared by them;
2. Once the foregoing acts were acknowledged, approved the Protocol and Justification executed by the Officers of Companhia Suzano de Papel e Celulose and of SPP-Nemo S.A. Industrial e Comercial Exportadora, dated November 13, 2001 and ratified the appointment, previously made by the Officers, of the company TREVISAN Auditores Independentes and, since their representatives were on the premises, they were invited to join the meeting and read the appraisal prepared, which had already been approved by the Extraordinary General Meeting SPP-Nemo S.A. Industrial e Comercial Exportadora;
3. Approved the mentioned appraisal assigning a value of Fourteen million, ninety-eight thousand, three hundred and fourteen reais and twenty-six cents (R$ 14.098.314,26) to the part spun off from the equity of SPP-Nemo S.A. Industrial e Comercial Exportadora to be merged by the Company involving the assets and liabilities described in the appraisal;
4. Acknowledged the favorable opinion prepared by the Company's Audit Committee about the merger, by the Company, of the part spun off from the assets of SPP-Nemo S.A. Industrial e Comercial Exportadora;
5. Approved the merger, by the Company, of the spun-off part of the assets of SPP-Nemo S.A. Industrial e Comercial Exportadora, to be carried out according to the bases and conditions shown on the recently approved

Protocol and Justification, comprising, according to the terms of such Protocol, any rights and liabilities currently part of the assets of SPP-Nemo S.A. Industrial e Comercial Exportadora, related to its activities prior to this date, including claims of whatever nature, even if not shown in the balance sheet on which was based the spin off object of the appraisal approved, and specifically, the rights and liabilities arising from the ordinary proceeding - Case 94.5032-1, pending in the 9th District Court of the Federal Court of Brasília, Distrito Federal, and any other suits pending settlement. Authorized the Officers to take all the necessary steps for its implementation, especially as regards the replacement in the accounting records of the Company of the value of its investment in SPP-Nemo S.A. Industrial e Comercial Exportadora, corresponding to the spun-off part, for the net assets of SPP-Nemo S.A. Industrial e Comercial Exportadora integrating the spun-off part to be merged;

6. Approved the Protocol and Justification signed by the Officers of the Company and of Suzano Petroquímica S.A., dated November13, 2001;

7. Ratified the appointment, previously made by the Officers, of the company TREVISAN Auditores Independentes to prepare the appraisal of the spun-off part of its assets to be merged by Suzano Petroquímica S.A. and since the representatives of TREVISAN were on the premises, they read the appraisal prepared;

8. Approved the appraisal assigning, after merger of the spun-off part of SPP-Nemo S.A. Industrial e Comercial Exportadora, the amount of Seven hundred and ninety-four million, three hundred and eighty-one thousand, nine hundred and ten reais and forty-four cents (R$ 794.381.910,44) to the spun-off part of the Company's equity, to be merged by Suzano Petroquímica S.A., involving the assets and liabilities corresponding to direct and indirect shareholdings in companies of the petrochemical segment;

9. Acknowledged the favorable opinion prepared by the Company's Audit Committee about the partial spin off of its assets and the merger of the spun-off part by Suzano Petroquímica S.A.;

10. Approved the partial spin off of the Company, and the merger of the spun-off part by Suzano Petroquímica S.A., to be carried out according to the bases and conditions of the Protocol and Justification aforementioned, and



authorized the Officers to take all the necessary steps for its implementation, especially in respect to the subscription of the increase in the capital stock of Suzano Petroquímica S.A., to be paid up through the transfer to that company, of the assets and liabilities integrating the spun-off part of the Company, with a reduction of the capital stock of the Company from Eight hundred and forty-eight million, three hundred and twenty-six thousand, seven hundred and fifty-four reais and eighty-four cents (R$ 848.326.754,84) to Fifty-three million, nine hundred and forty-four thousand, eight hundred and forty-four reais and forty cents (R$ 53.944.844,40), without cancellation of any of its issued shares;

11. Amended, in view of the reduction of the capital stock of the Company shown in the Protocol and Justification approved hereby, the Article 5 of the Bylaws, to become effective with the following wording: "**Art. 5** – The capital stock is Fifty-three million, nine hundred and forty-four thousand, eight hundred and forty-four reais and forty cents (R$ 53.944.844,40), totally paid up and divided into Two hundred and twenty-five million, one hundred and sixty-three thousand, three hundred and eighty (225,163,380) nominative shares, with no-par value, of which Ninety-seven million, three hundred and seventy-four thousand, four hundred and fifty-eight (97,374,458) are common shares and One hundred and twenty-seven million, seven hundred and eighty eight thousand, nine hundred and twenty-two (127.788.922) are preferred shares. **Paragraph One** – By resolution of the Officers, the capital stock may be increased, irrespective of statutory amendment, by the issue of up to One hundred and ninety-four million, seven hundred and forty-eight thousand, nine hundred and sixteen (194,748,916) preferred shares."

12. As soon as Suzano Petroquímica S.A obtains its registration as a publicly held company from the Brazilian Securities Exchange Commission (CVM), the shareholders of the Company shall receive shares issued by Suzano Petroquímica S.A., in number, type and class identical to such shares of the Company as currently held by them. Until Suzano Petroquímica S.A. is granted its registration as a publicly held company, the shares issued by the Company shall be negotiated with the right to receive shares issued by Suzano Petroquímica S.A., of same type and class, and the company is



prohibited to negotiate it's issued shares, until such date as the aforementioned registration granted.

13. Authorized the publication of these Minutes, in the form stipulated in paragraph two of Article 130 of the Corporate Law.

ATTACHED DOCUMENTS:

1. Protocol and Justification executed by the Company and SPP-Nemo S.A. Industrial e Comercial Exportadora;
2. Protocol and Justification executed by the Company and by Suzano Petroquímica S.A.;
3. Appraisal of the spun-off part of SPP-Nemo S.A. Industrial e Comercial Exportadora;
4. Appraisal of the Net Equity of the Company.

After read and approved, these minutes were signed by those present. São Paulo, November 30, 2001. Boris Tabacof – Chairman of the Board. Augusto Esteves de Lima Junior - Secretary. **Shareholders:** By Proxy. NEMOFEFFER S.A. - Augusto Esteves de Lima Junior – Lawyer. By Proxy for the ESTATE of MAX FEFFER - Augusto Esteves de Lima Junior – Lawyer. BORIS TABACOF. AUGUSTO ESTEVES DE LIMA JUNIOR. PEDRO CORNACCHIONE. For TREVISAN AUDITORES INDEPENDENTES – Luiz Cláudio Fontes.

This is a transcript of the original document recorded in the Book of Meetings.

Boris Tabacof
Chairman of the Board

AGESUZ301101ENG-Cisão

APPRAISAL AS OF OCTOBER 31, 2001

COMPANHIA SUZANO DE PAPEL E CELULOSE

APPRAISAL

Companhia Suzano de Papel e Celulose

Trevisan Auditores Independentes, a civil company established in the city of São Paulo, at Rua Bela Cintra, 934 – 10º andar, registered in the Regional Accounting Council of the State of São Paulo under number CRC2SP 013439/O-5, and in the Brazilian Securities Exchange Commission (CVM) under No. 201, Corporate Taxpayer (CNPJ) No. 52.803.244/0001-06, with articles of association registered with the 4th Registry of Deeds and Documents of São Paulo on August 4, 1983, and subsequent amendments registered in the same Registry, the last of which dated July 10, 2001 registered on October 26, 2001, Microfilm No. 0433580, represented herein by the undersigned partner Luiz Claudio Fontes, accountant, registered in the Regional Accounting Council of the State of São Paulo under number CRC1RJ 032470/O-9 "T" PR "S" SP, having been engaged to prepare an account evaluation report of the liquid assets spun off from Companhia Suzano de Papel e Celulose on the base-date of October 31, 2001, according to the provisions of Law 6404/76, such liquid assets to be later merged by Suzano Petroquímica S.A., in view of the segregation of the operations of the company in the petrochemical area, as mentioned in the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001, presents hereby the result of the work performed.

1 BASES AND CRITERIA OF THE ACCOUNTING EVALUATION

Evaluation was performed based on the statement of the liquid assets spun off from Companhia Suzano de Papel e Celulose assessed on October 31, 2001, under responsibility of its management; such items of assets were evaluated according to Articles 183, 184 and 248 of Law 6404/76 and other accounting regulations issued by the Brazilian Securities and Exchange Commission (CVM) according to the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001.

2 SCOPE OF OUR WORK

Our work comprised the review of the liquid assets spun off from Companhia Suzano de Papel e Celulose, assessed on October 31, 2001, under responsibility of its management, which shall be merged later by Suzano Petroquímica S.A., considering the following main procedures:

a) comparison of the values of the assets, entitlements and liabilities recorded as liquid assets, with the accounting records maintained by Companhia Suzano de Papel e Celulose and

b) question to the company management about the appropriate application of the accounting evaluation criteria of the items recorded as liquid assets, including the accounting estimates according to the accounting practices stipulated in the Brazilian Corporate Law.

3 RESULT OF THE ACCOUNTING EVALUATION

Based on the work performed within the scope described in item 2 above, we evaluate the liquid assets spun off from Companhia Suzano de Papel e Celulose to be merged by Suzano Petroquímica S.A., according to its accounting records as of October 31, 2001 as worth Seven hundred and ninety-four million, three hundred and eighty-one thousand, nine hundred and ten reais and forty-four cents (R$ 794.381.910,44).

4 DOCUMENT THAT INTEGRATES THIS EVALUATION REPORT

Annex 1 – Statement of the liquid assets spun off and remaining of Companhia Suzano de Papel e Celulose as of October 31, 2001.

São Paulo, 14 of November, 2001.

Luiz Claudio Fontes
Accountant-Partner
CRC 1RJ032470/O-9 "T" PR "S" SP
Trevisan Auditores Independentes
CRC2SP 013439/O-5

ANNEX 1

COMPANHIA SUZANO DE PAPEL E CELULOSE

STATEMENT OF LIQUID ASSETS SPUN OFF AND REMAINING ASSETS ON OCTOBER 31, 2001
(In Reais (R$)

ASSETS	Initial Balance as of 31/Oct/01	Merger of the spun-off assets of SPP Nemo	Initial Balances adjusted	Partial Spin-off for Suzano Petroquimica	Remaining Balances
CURRENT ASSETS					
Cash and cash equivalents	2.400.547,85	46.938,46	2.447.486,31		2.447.486,31
Marketable securities	79.182.186,53		79.182.186,53	30.000.000,00	49.182.186,53
Trade accounts receivable	158.656.398,44	3.022.591,14	161.678.989,58		161.678.989,58
Dividends receivable	606.043,12		606.043,12		606.043,12
Other debtors	13.070.311,06	11.608.075,90	24.678.386,96		24.678.386,96
Inventories	113.245.813,98	1.317.013,71	114.562.827,69		114.562.827,69
Deferred and recoverable taxes	141.109.076,25	3.054.255,83	144.163.332,08		144.163.332,08
Prepaid expenses	5.160.513,48		5.160.513,48		5.160.513,48
	513.430.890,71	19.048.875,04	532.479.765,75	30.000.000,00	502.479.765,75
NON-CURRENT ASSETS					
Affiliated companies	44.863.026,28		44.863.026,28	12.000,00	44.851.026,28
Loan Polipropileno Participações	9.660.980,10		9.660.980,10	9.660.980,10	
Loan Petroflex	22.948.334,50		22.948.334,50	22.948.334,50	
AFAC SPPNemo	45.745.189,85		45.745.189,85	45.745.189,85	
Deferred taxes	4.922.398,59		4.922.398,59		4.922.398,59
Other debtors	8.640.655,56		8.640.655,56		8.640.655,56
	136.780.584,88		136.780.584,88	78.366.504,45	58.414.080,43
PERMANENT ASSETS					
Investments					
Suzano Quimica Ltda.	599.061.850,39		599.061.850,39	599.061.850,39	
SPP Nemo S.A.Industrial Comercial Exp.	130.786.774,74	(14.098.314,26)	116.688.460,48	116.688.460,48	
Premium investiment SPP Nemo	6.678.891,80		6.678.891,80	6.678.891,80	
Other	1.967.275.695,73	19.033.944,15	1.986.309.639,88		1.986.309.639,88
	2.703.803.212,66	4.935.629,89	2.708.738.842,55	722.429.202,67	1.986.309.639,88
Property, plant and equipment	659.408.466,34	194.179,54	659.602.645,88	91.082,12	659.511.563,76
Deferred charges	5.595.774,70	1.589,28	5.597.363,98		5.597.363,98
	3.368.807.453,70	5.131.398,71	3.373.938.852,41	722.520.284,79	2.651.418.567,62
	4.019.018.929,29	24.180.273,75	4.043.199.203,04	830.886.789,24	3.212.312.413,80

(a) The spun-off fixed assets refer to chattels of the Rio de Janeiro Office, responsible for the management of the petrochemical assets

The amounts shown in this Annex are supported by analytical trial balance and annexes describing assets and values of each account, reviewed and initialed by Trevisan Auditores Independentes.



Annex 1 (page 2)

COMPANHIA SUZANO DE PAPEL E CELULOSE

STATEMENT OF LIQUID ASSETS SPUN OFF AND REMAINING ASSETS ON OCTOBER 31, 2001
(In Reais (R$))

LIABILITIES	Initial Balances as of 31/Oct/01	Merger of the spun-off assets of SPP Nemo	Initial Balances adjusted	Partial Spin-off for Suzano Petroquimica	Remaining Balances
CURRENT LIABILITIES					
Trade accounts payable	55.033.825,20	10.636.615,03	65.670.440,23		65.670.440,23
Loans	337.316.348,61	5.995.078,88	343.311.427,49		343.311.427,49
Loan investment Petroflex	9.647.966,64		9.647.966,64	9.647.966,64	
Loan investment Politeno	4.200.789,46		4.200.789,46	4.200.789,46	
Tax payable	5.466.181,39	29.653,92	5.495.835,31		5.495.835,31
Accrued salaries and payroll taxes	31.007.163,36	526.707,17	31.533.870,53		31.533.870,53
Provision for contingencies		2.031.478,45	2.031.478,45		2.031.478,45
Other accounts payable	8.228.332,25	4.960.740,30	13.189.072,55		13.189.072,55
Affiliated companies	7.577.781,76		7.577.781,76		7.577.781,76
Dividends	96.543,44		96.543,44		96.543,44
Income and Social Contribution taxes					
	458.574.932,11	24.180.273,75	482.755.205,86	13.848.756,10	468.906.449,76
NON CURRENT LIABILITIES					
Loans	1.271.858.683,96		1.271.858.683,96		1.271.858.683,96
Loan investment Politeno	22.656.122,70		22.656.122,70	22.656.122,70	
Income and Social Contribution taxes	165.724.814,02		165.724.814,02		165.724.814,02
Provision for contingencies	37.241.795,52		37.241.795,52		37.241.795,52
Other	11.119.703,31		11.119.703,31		11.119.703,31
	1.508.601.119,51		1.508.601.119,51	22.656.122,70	1.485.944.996,81
LIQUID ASSETS	**2.051.842.877,67**		**2.051.842.877,67**	**794.381.910,44**	**1.257.460.967,23**

The amounts shown in this Annex are supported by analytical trial balance and annexes describing assets and values of each account, reviewed and initialed by Trevisan Auditores Independentes.



APPRAISAL AS OF OCTOBER 31, 2001

COMPANHIA SUZANO DE PAPEL E CELULOSE

APPRAISAL

Companhia Suzano de Papel e Celulose

Trevisan Auditores Independentes, a civil company established in the city of São Paulo, at Rua Bela Cintra, 934 – 10° andar, registered in the Regional Accounting Council of the State of São Paulo under number CRC2SP 013439/O-5, and in the Brazilian Securities Exchange Commission (CVM) under No. 201, Corporate Taxpayer (CNPJ) No. 52.803.244/0001-06, with articles of association registered with the 4th Registry of Deeds and Documents of São Paulo on August 4, 1983, and subsequent amendments registered in the same Registry, the last of which dated July 10, 2001 registered on October 26, 2001, Microfilm No. 0433580, represented herein by the undersigned partner Luiz Claudio Fontes, accountant, registered in the Regional Accounting Council of the State of São Paulo under number CRC1RJ 032470/O-9 "T" PR "S" SP, having been engaged to *prepare an account evaluation report of the liquid assets spun off from Companhia Suzano* de Papel e Celulose on the base-date of October 31, 2001, according to the provisions of Law 6404/76, such liquid assets to be later merged by Suzano Petroquímica S.A., in view of the segregation of the operations of the company in the petrochemical area, as mentioned in the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001, presents hereby the result of the work performed.

1 BASES AND CRITERIA OF THE ACCOUNTING EVALUATION

Evaluation was performed based on the statement of the liquid assets spun off from Companhia Suzano de Papel e Celulose assessed on October 31, 2001, under responsibility of its management; such items of assets were evaluated according to Articles 183, 184 and 248 of Law 6404/76 and other accounting regulations issued by the Brazilian Securities and Exchange Commission (CVM) according to the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001.

2 SCOPE OF OUR WORK

Our work comprised the review of the liquid assets spun off from Companhia Suzano de Papel e Celulose, assessed on October 31, 2001, under responsibility of its management, which shall be merged later by Suzano Petroquímica S.A., considering the following main procedures:

a) comparison of the values of the assets, entitlements and liabilities recorded as liquid assets, with the accounting records maintained by Companhia Suzano de Papel e Celulose and

b) question to the company management about the appropriate application of the accounting evaluation criteria of the items recorded as liquid assets, including the accounting estimates according to the accounting practices stipulated in the Brazilian Corporate Law.

3 RESULT OF THE ACCOUNTING EVALUATION

Based on the work performed within the scope described in item 2 above, we evaluate the liquid assets spun off from Companhia Suzano de Papel e Celulose to be merged by Suzano Petroquímica S.A., according to its accounting records as of October 31, 2001 as worth Seven hundred and ninety-four million, three hundred and eighty-one thousand, nine hundred and ten reais and forty-four cents (R$ 794.381.910,44).

4 DOCUMENT THAT INTEGRATES THIS EVALUATION REPORT

Annex 1 – Statement of the liquid assets spun off and remaining of Companhia Suzano de Papel e Celulose as of October 31, 2001.

São Paulo, 14 of November, 2001.



Luiz Claudio Fontes
Accountant-Partner
CRC 1RJ032470/O-9 "T" PR "S" SP
Trevisan Auditores Independentes
CRC2SP 013439/O-5

ANNEX 1

COMPANHIA SUZANO DE PAPEL E CELULOSE

STATEMENT OF LIQUID ASSETS SPUN OFF AND REMAINING ASSETS ON OCTOBER 31, 2001
(In Reais (R$)

ASSETS	Initial Balance as of 31/Oct/01	Merger of the spun-off assets of SPP Nemo	Initial Balances adjusted	Partial Spin-off for Suzano Petroquimica	Remaining Balances
CURRENT ASSETS					
Cash and cash equivalents	2.400.547,85	46.938,46	2.447.486,31		2.447.486,31
Marketable securities	79.182.186,53		79.182.186,53	30.000.000,00	49.182.186,53
Trade accounts receivable	158.656.398,44	3.022.591,14	161.678.989,58		161.678.989,58
Dividends receivable	606.043,12		606.043,12		606.043,12
Other debtors	13.070.311,06	11.608.075,90	24.678.386,96		24.678.386,96
Inventories	113.245.813,98	1.317.013,71	114.562.827,69		114.562.827,69
Deferred and recoverable taxes	141.109.076,25	3.054.255,83	144.163.332,08		144.163.332,08
Prepaid expenses	5.160.513,48		5.160.513,48		5.160.513,48
	513.430.890,71	19.048.875,04	532.479.765,75	30.000.000,00	502.479.765,75
NON-CURRENT ASSETS					
Affiliated companies	44.863.026,28		44.863.026,28	12.000,00	44.851.026,28
Loan Polipropileno Participações	9.660.980,10		9.660.980,10	9.660.980,10	
Loan Petroflex	22.948.334,50		22.948.334,50	22.948.334,50	
AFAC SPPNemo	45.745.189,85		45.745.189,85	45.745.189,85	
Deferred taxes	4.922.398,59		4.922.398,59		4.922.398,59
Other debtors	8.640.655,56		8.640.655,56		8.640.655,56
	136.780.584,88		136.780.584,88	78.366.504,45	58.414.080,43
PERMANENT ASSETS					
Investments					
Suzano Quimica Ltda.	599.061.850,39		599.061.850,39	599.061.850,39	
SPP Nemo S.A.Industrial Comercial Exp.	130.786.774,74	(14.098.314,26)	116.688.460,48	116.688.460,48	
Premium investiment SPP Nemo	6.678.891,80		6.678.891,80	6.678.891,80	
Other	1.967.275.695,73	19.033.944,15	1.986.309.639,88		1.986.309.639,88
	2.703.803.212,66	4.935.629,89	2.708.738.842,55	722.429.202,67	1.986.309.639,88
Property, plant and equipment	659.408.466,34	194.179,54	659.602.645,88	91.082,12	659.511.563,76
Deferred charges	5.595.774,70	1.589,28	5.597.363,98		5.597.363,98
	3.368.807.453,70	5.131.398,71	3.373.938.852,41	722.520.284,79	2.651.418.567,62
	4.019.018.929,29	24.180.273,75	4.043.199.203,04	830.886.789,24	3.212.312.413,80

(a) The spun-off fixed assets refer to chattels of the Rio de Janeiro Office, responsible for the management of the petrochemical assets

The amounts shown in this Annex are supported by analytical trial balance and annexes describing assets and values of each account, reviewed and initialed by Trevisan Auditores Independentes.



Annex 1 (page 2)

COMPANHIA SUZANO DE PAPEL E CELULOSE

STATEMENT OF LIQUID ASSETS SPUN OFF AND REMAINING ASSETS ON OCTOBER 31, 2001
(In Reais (R$))

LIABILITIES	Initial Balances as of 31/Oct/01	Merger of the spun-off assets of SPP Nemo	Initial Balances adjusted	Partial Spin-off for Suzano Petroquimica	Remaining Balances
CURRENT LIABILITIES					
Trade accounts payable	55.033.825,20	10.636.615,03	65.670.440,23		65.670.440,23
Loans	337.316.348,61	5.995.078,88	343.311.427,49		343.311.427,49
Loan investment Petroflex	9.647.966,64		9.647.966,64	9.647.966,64	
Loan investment Politeno	4.200.789,46		4.200.789,46	4.200.789,46	
Tax payable	5.466.181,39	29.653,92	5.495.835,31		5.495.835,31
Accrued salaries and payroll taxes	31.007.163,36	526.707,17	31.533.870,53		31.533.870,53
Provision for contingencies		2.031.478,45	2.031.478,45		2.031.478,45
Other accounts payable	8.228.332,25	4.960.740,30	13.189.072,55		13.189.072,55
Affiliated companies	7.577.781,76		7.577.781,76		7.577.781,76
Dividends	96.543,44		96.543,44		96.543,44
Income and Social Contribution taxes					
	458.574.932,11	24.180.273,75	482.755.205,86	13.848.756,10	468.906.449,76
NON CURRENT LIABILITIES					
Loans	1.271.858.683,96		1.271.858.683,96		1.271.858.683,96
Loan investment Politeno	22.656.122,70		22.656.122,70	22.656.122,70	
Income and Social Contribution taxes	165.724.814,02		165.724.814,02		165.724.814,02
Provision for contingencies	37.241.795,52		37.241.795,52		37.241.795,52
Other	11.119.703,31		11.119.703,31		11.119.703,31
	1.508.601.119,51		1.508.601.119,51	22.656.122,70	1.485.944.996,81
LIQUID ASSETS	**2.051.842.877,67**		**2.051.842.877,67**	**794.381.910,44**	**1.257.460.967,23**

The amounts shown in this Annex are supported by analytical trial balance and annexes describing assets and values of each account, reviewed and initialed by Trevisan Auditores Independentes.



APPRAISAL AS OF OCTOBER 31, 2001

SPP-NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA

APPRAISAL

SPP Nemo S.A. Industrial e Comercial Exportadora

Trevisan Auditores Independentes, a civil company established in the city of São Paulo, at Rua Bela Cintra, 934 – 10° andar, registered in the Regional Accounting Council of the State of São Paulo under number CRC2SP 013439/O-5, and in the Brazilian Securities Exchange Commission (CVM) under No. 201, Corporate Taxpayer (CNPJ) No. 52.803.244/0001-06, with articles of association registered in the 4th Registry of Deeds and Documents of São Paulo on August 4, 1983, and subsequent amendments registered in the same Registry, the last of which dated July 10, 2001 registered on October 26, 2001, Microfilm N°. 0433580, represented herein by the undersigned partner Luiz Claudio Fontes, accountant, registered in the Regional Accounting Council of the State of São Paulo under number CRC1RJ 032470/O-9 "T" PR "S" SP, having been engaged to prepare an appraisal of the liquid assets spun off from SPP Nemo S.A. Industrial e Comercial Exportadora on the base-date of October 31, 2001, according to the provisions of Law 6404/76, such liquid assets to be later merged by Companhia Suzano de Papel e Celulose, in view of the segregation of the operations of the company in the petrochemical area, as mentioned in the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001, presents hereby the result of the work performed.

1 BASES AND CRITERIA OF THE ACCOUNTING EVALUATION

Evaluation was performed based on the statement of the liquid assets spun off from SPP Nemo S.A. Industrial e Comercial Exportadora assessed on October 31, 2001, under responsibility of its management; such items of assets were evaluated according to Articles 183, 184 and 248 of Law 6404/76 and other accounting regulations issued by the Brazilian Securities and Exchange Commission (CVM) according to the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001.

2 SCOPE OF WORKS

Our work comprised the review of the liquid assets spun off from SPP Nemo S.A. Industrial e Comercial Exportadora, assessed on October 31, 2001, under responsibility of its management, which shall be merged later by Companhia Suzano de Papel e Celulose, considering the following main procedures:

a) comparison of the values of the assets, entitlements and liabilities recorded as liquid assets with the accounting records maintained by SPP Nemo S.A. Industrial e Comercial Exportadora and

b) question to the company management about the appropriate application of the accounting evaluation criteria of the items recorded as liquid assets, including the accounting estimates, according to the accounting practices stipulated in the Brazilian Corporate Law.

3 RESULT OF THE ACCOUNTING EVALUATION

Based on the work performed within the scope described in item 2 above, we evaluate the liquid assets spun off from SPP Nemo S.A. Industrial e Comercial Exportadora to be merged by Companhia Suzano de Papel e Celulose, according to its accounting records as of October 31, 2001, as worth Fourteen million, ninety-eight thousand, three hundred and fourteen reais and twenty-six cents (R$ 14.098.314,26.)

4 DOCUMENT THAT INTEGRATES THIS APPRAISAL

Annex 1 – Statement of the liquid assets spun off and remaining of SPP-Nemo S.A. Industrial e Comercial Exportadora as of October 31, 2001.

São Paulo, 14 of November, 2001.

Luiz Claudio Fontes
Accountant Partner
CRC 1RJ032470/O-9 "T" PR "S" SP
Trevisan Auditores
Independentes
CRC2SP 013439/O-5

ANNEX1

SPP NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA

STATEMENT OF LIQUID ASSETS SPUN OFF AND REMAINING ASSETS
ON OCTOBER 31, 2001
(In Reais - R$)

	Initial Balances as of 31/Oct/01	Partial Spin-off for Cia Suzano	Remaining Balances
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	525.058,01	(46.938,46)	478.119,55
Trade accounts receivable	3.022.591,14	(3.022.591,14)	
Inventories	1.317.013,71	(1.317.013,71)	
Recoverable tax	3.102.673,26	(3.054.255,83)	48.417,43
Affiliated companies	9.916.467,76	(9.916.467,76)	
Other debtors	1.691.608,14	(1.691.608,14)	
	19.575.412,02	(19.048.875,04)	526.536,98
NON-CURRENT ASSETS			
Deferred Income Tax and Social Contribution	29.196.175,78		29.196.175,78
Other debtors	3.036,79		3.036,79
	29.199.212,57		29.199.212,57
PERMANENT ASSETS			
Investments			
Politeno Ind. Com. S.A.	132.705.895,63		132.705.895,63
Nemo International	9.934.919,90	(9.934.919,90)	
Stenfar S.A.I.C	*9.054.534,30*	*(9.054.534,30)*	
Bahia Sul Celulose S.A.	8.519,58	(8.519,58)	
Incentive taxes FINOR Bahia Sul	35.970,37	(35.970,37)	
Other	108.809,07		108.809,07
	151.848.648,85	(19.033.944,15)	132.814.704,70
Fixed assets	194.179,54	(194.179,54)	
Deferred charges	1.589,28	(1.589,28)	
	152.044.417,67	(19.229.712,97)	132.814.704,70
	200.819.042,26	(38.278.588,01)	162.540.454,25
LIABILITIES			
CURRENT			
Advance on exchange contracts - ACC	5.995.078,88	(5.995.078,88)	
Trade accounts payable	10.636.615,03	(10.636.615,03)	
Taxes payable	29.653,92	(29.653,92)	
Accrued salaries and payroll	526.707,17	(526.707,17)	
Provision for contingencies	2.031.478,45	(2.031.478,45)	
Other	4.960.740,30	(4.960.740,30)	
	24.180.273,75	(24.180.273,75)	
LIQUID ASSETS	**176.638.768,51**	**(14.098.314,26)**	**162.540.454,25**

The amounts shown in this Annex are supported by analytical trial balance and annexes describing assets and values of each account, reviewed and initialed by Trevisan Auditores Independentes.



APPRAISAL AS OF OCTOBER 31, 2001

SPP-NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA

APPRAISAL

SPP Nemo S.A. Industrial e Comercial Exportadora

Trevisan Auditores Independentes, a civil company established in the city of São Paulo, at Rua Bela Cintra, 934 – 10° andar, registered in the Regional Accounting Council of the State of São Paulo under number CRC2SP 013439/O-5, and in the Brazilian Securities Exchange Commission (CVM) under No. 201, Corporate Taxpayer (CNPJ) No. 52.803.244/0001-06, with articles of association registered in the 4th Registry of Deeds and Documents of São Paulo on August 4, 1983, and subsequent amendments registered in the same Registry, the last of which dated July 10, 2001 registered on October 26, 2001, Microfilm N°. 0433580, represented herein by the undersigned partner Luiz Claudio Fontes, accountant, registered in the Regional Accounting Council of the State of São Paulo under number CRC1RJ 032470/O-9 "T" PR "S" SP, having been engaged to prepare an appraisal of the liquid assets spun off from SPP Nemo S.A. Industrial e Comercial Exportadora on the base-date of October 31, 2001, according to the provisions of Law 6404/76, such liquid assets to be later merged by Companhia Suzano de Papel e Celulose, in view of the segregation of the operations of the company in the petrochemical area, as mentioned in the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001, presents hereby the result of the work performed.

1 BASES AND CRITERIA OF THE ACCOUNTING EVALUATION

Evaluation was performed based on the statement of the liquid assets spun off from SPP Nemo S.A. Industrial e Comercial Exportadora assessed on October 31, 2001, under responsibility of its management; such items of assets were evaluated according to Articles 183, 184 and 248 of Law 6404/76 and other accounting regulations issued by the Brazilian Securities and Exchange Commission (CVM) according to the **PROTOCOL AND JUSTIFICATION OF MERGER** dated November 13, 2001.

2 SCOPE OF WORKS

Our work comprised the review of the liquid assets spun off from SPP Nemo S.A. Industrial e Comercial Exportadora, assessed on October 31, 2001, under responsibility of its management, which shall be merged later by Companhia Suzano de Papel e Celulose, considering the following main procedures:

:

a) comparison of the values of the assets, entitlements and liabilities recorded as liquid assets with the accounting records maintained by SPP Nemo S.A. Industrial e Comercial Exportadora and

b) question to the company management about the appropriate application of the accounting evaluation criteria of the items recorded as liquid assets, including the accounting estimates, according to the accounting practices stipulated in the Brazilian Corporate Law.

3 RESULT OF THE ACCOUNTING EVALUATION

Based on the work performed within the scope described in item 2 above, we evaluate the liquid assets spun off from SPP Nemo S.A. Industrial e Comercial Exportadora to be merged by Companhia Suzano de Papel e Celulose, according to its accounting records as of October 31, 2001, as worth Fourteen million, ninety-eight thousand, three hundred and fourteen reais and twenty-six cents (R$ 14.098.314,26.)

4 DOCUMENT THAT INTEGRATES THIS APPRAISAL

Annex 1 – Statement of the liquid assets spun off and remaining of SPP-Nemo S.A. Industrial e Comercial Exportadora as of October 31, 2001.

São Paulo, 14 of November, 2001.

Luiz Claudio Fontes
Accountant Partner
CRC 1RJ032470/O-9 "T" PR "S" SP
Trevisan Auditores
Independentes
CRC2SP 013439/O-5



ANNEX1

SPP NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA

STATEMENT OF LIQUID ASSETS SPUN OFF AND REMAINING ASSETS
ON OCTOBER 31, 2001
(In Reais - R$)

	Initial Balances as of 31/Oct/01	Partial Spin-off for Cia Suzano	Remaining Balances
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	525.058,01	(46.938,46)	478.119,55
Trade accounts receivable	3.022.591,14	(3.022.591,14)	
Inventories	1.317.013,71	(1.317.013,71)	
Recoverable tax	3.102.673,26	(3.054.255,83)	48.417,43
Affiliated companies	9.916.467,76	(9.916.467,76)	
Other debtors	1.691.608,14	(1.691.608,14)	
	19.575.412,02	(19.048.875,04)	526.536,98
NON-CURRENT ASSETS			
Deferred Income Tax and Social Contribution	29.196.175,78		29.196.175,78
Other debtors	3.036,79		3.036,79
	29.199.212,57		29.199.212,57
PERMANENT ASSETS			
Investments			
Politeno Ind. Com. S.A.	132.705.895,63		132.705.895,63
Nemo International	9.934.919,90	(9.934.919,90)	
Stenfar S.A.I.C	9.054.534,30	(9.054.534,30)	
Bahia Sul Celulose S.A.	8.519,58	(8.519,58)	
Incentive taxes FINOR Bahia Sul	35.970,37	(35.970,37)	
Other	108.809,07		108.809,07
	151.848.648,85	(19.033.944,15)	132.814.704,70
Fixed assets	194.179,54	(194.179,54)	
Deferred charges	1.589,28	(1.589,28)	
	152.044.417,67	(19.229.712,97)	132.814.704,70
	200.819.042,26	(38.278.588,01)	162.540.454,25
LIABILITIES			
CURRENT			
Advance on exchange contracts - ACC	5.995.078,88	(5.995.078,88)	
Trade accounts payable	10.636.615,03	(10.636.615,03)	
Taxes payable	29.653,92	(29.653,92)	
Accrued salaries and payroll	526.707,17	(526.707,17)	
Provision for contingencies	2.031.478,45	(2.031.478,45)	
Other	4.960.740,30	(4.960.740,30)	
	24.180.273,75	(24.180.273,75)	
LIQUID ASSETS	***176.638.768,51***	***(14.098.314,26)***	***162.540.454,25***

The amounts shown in this Annex are supported by analytical trial balance and annexes describing assets and values of each account, reviewed and initialed by Trevisan Auditores Independentes.



PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN OFF OF COMPANHIA SUZANO DE PAPEL E CELULOSE, THROUGH MERGER, BY SUZANO PETROQUÍMICA S.A., OF THE SPUN-OFF PART, AS DESCRIBED BELOW.

I - PARTIES

1. The PARTIES of this instrument (hereinafter jointly referred to as such) are on the one part, as the (1.1.) partially spun-off company, Companhia SUZANO de Papel e Celulose, hereinafter individually referred to as SUZANO, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima, 1355 – 5º. ao 10º. e 12º. andares, Corporate Taxpayer (CNPJ) No. 60.651.726/0001-16, represented herein in accordance with its Bylaws, and on the other part, (1.2.) as merging company, SUZANO PETROQUÍMICA S.A. hereinafter individually referred to as PETROQUÍMICA, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima nº. 1355, 9º. andar, Corporate Taxpayer (CNPJ) No. 04.705.090/0001-77, represented herein in accordance with its Bylaws.

II - JUSTIFICATION OF THE OPERATION

2.1. Currently, in addition to its industrial and commercial activities in the pulp and paper industry, including those developed through subsidiary companies, SUZANO detains also direct and indirect share interests in companies of the petrochemical sector. Recently SUZANO acquired shares representing 50% of the voting capital of Bahia Sul Celulose S.A., thus consolidating 100% of the voting capital of that major publicly held company corporation that also engages in industrial and commercial activities in the pulp and paper segments.



2.2. After consolidating the control of Bahia Sul Celulose S.A., and understanding that it was not convenient for the development of its businesses to maintain the current corporate structure, SUZANO decided to carry out studies with the double purpose of taking advantage of the synergies between the companies that operate in the pulp and paper industry, and to incorporate in a separate company to be the holder of the direct and indirect share interest in companies of the petrochemical segment.

2.3. The result of the studies aforementioned showed the absolute convenience, for the interests of SUZANO, to adopt the following procedures:

(a) segregate, through the partial spin off of the subsidiary company SPP Nemo S.A. Industrial e Comercial Exportadora, the remaining business carried out by such company in the pulp and paper segment, which would be merged by SUZANO;
(b) spin off its equity interest, so as to segregate part of the direct and indirect share interest held in companies of the petrochemical segment, with the merger of such share interest by PETROQUÍMICA, that will become the holding company of the petrochemical businesses; PETROQUÍMICA has applied for its registration with the Brazilian Securities and Exchange Commission (CVM) as a publicly held company on the 18th of October 2001.

III - Conditions of the operations to be carried out

3.1. The Extraordinary General Meeting of the SUZANO shareholders, to be held on November 30, 2001 shall resolve upon the following: (a) merger of the spun-off part of SPP Nemo S.A. Industrial e Comercial Exportadora, composed by the equity interest, assets and liabilities, relates to the remaining activities of such company in the pulp and paper segment; and (b)

partial spin off of SUZANO, to segregate of its equity interest, the assets and liabilities corresponding to the direct or indirect share interest detained in companies of the petrochemical segment; this spun-off part will be merged by PETROQUÍMICA, at the Extraordinary General Meeting to be held on the same day, November 30, 2001.

3.1.1. The partial spin off and the merger of the spun-off part shall have as "Base Date" the 31st of October 2001.

3.1.2. The partial spin off and the merger of the spun-off part hereby agreed upon shall be carried out based on the book value of the equity of SUZANO, which is shown in the financial statements of that company dated the 31st of October, 2001. (Annex I)

3.1.3. The PARTIES estimate the book value of the equity share to be spun off of SUZANO, on the BASE DATE, as Seven hundred and ninety-four million, four hundred and eighty-eight thousand, seven hundred and fourteen reais and thirty-six cents (R$ 794.488.714,36).

3.1.4. The changes in equity referring to the equity share merged by PETROQUIMICA, which occur between the Base Date of October 31, 2001 and the date on which the spin off, shall take place, will inure to the sole benefit and/or shall be solely borne by PETROQUIMICA.

3.2. The equity share of SUZANO to be spun off will be evaluated by TREVISAN AUDITORES INDEPENDENTES, (a Company with headquarters in the city of São Paulo, SP, Rua Bela Cintra No. 934, Corporate Taxpayer (CNPJ) No. 52.803.244/0001-06 and CRC No. 2SP013439/O-5), based on the book values registered in the financial statements of the company on the BASE DATE.

3.3. Once the partial spin off is concluded, SUZANO shall be released from any responsibility whatsoever, for payment of any liabilities that are part of the spun-off part of its equity, which shall be paid by PETROQUÍMICA. On the other hand, PETROQUÍMICA shall have no responsibility whatsoever for any other liabilities of SUZANO, which are not included in the spun-off part of the assets of SUZANO, remaining such liabilities the sole responsibility of SUZANO, since there is not, nor will there be any solidarity between the aforementioned SUZANO and PETROQUÍMICA in relation to any liabilities of SUZANO.

3.3.1. The guarantees offered by SUZANO in respect to the Rio Polímeros project, stipulated according to **Suzano Sponsor Support Agreement**, and in respect to the **Splitter** and **Spheripol** projects of Polibrasil Resinas S.A., to the NEDERLANDSE FINANCIERINGS-MAATSCHAPPIJ VOOR ONTWIKKELINGSLANDEN N.V. shall remain in effect; in return for this, as soon as the merger is effected by PETROQUÍMICA, from the part spun off from SUZANO, PETROQUÍMICA will offer to SUZANO a counterguarantee sufficient to assure full compensation, to SUZANO, of all expenditures which it may incur as a result of offering such guarantees.

3.4. Once the partial spin off and merger is concluded, PETROQUÍMICA shall increase its capital stock for an estimated amount of Seven hundred and ninety-four million, four hundred and eighty-eight thousand, seven hundred and fourteen reais and thirty-six cents (R$ 794.488.714,36) which corresponds to the estimated amount of the part to be spun off of the equity of SUZANO, and will issue ninety-seven million, three hundred and seventy-three thousand, four hundred and seventy (97,373,470) common shares and one hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and ten (123,819,910) preferred shares, with no-par value, to be assigned to the SUZANO shareholders in the same proportion as the share interest held by each one of them in the spun-off company, that is, for

each share issued by SUZANO, held by any shareholder, he shall receive shares issued by PETROQUÍMICA in the same number type and class, with the same rights and privileges currently prevailing for SUZANO.

On the other hand, after approval of the operation hereby agreed, the capital stock of SUZANO will have an estimated decrease of Seven hundred and ninety-four million, four hundred and eighty-eight thousand, seven hundred and fourteen reais and thirty-six cents (R$ 794.488.714,36), which corresponds to the book value on the BASE DATE, of the equity share to be spun off of the company without cancellation of any of its shares.

3.4.1. Until the registration of PETROQUÍMICA by the Securities Exchange Commission (CVM) as a publicly held company is granted, the shares issued by SUZANO will be negotiated in the stock exchange, with right to receive the same number of shares, of the same class, issued by PETROQUÍMICA. After the registration as a publicly held company is granted, the companies's Management will inform the market the date as from when the shares issued by PETROQUÍMICA will be individually negotiated.

3.5. Once the partial spin off and merger operation agreed upon hereby is completed, the Bylaws of SUZANO shall be amended to reflect the new amount of its capital stock amending also the Bylaws of PETROQUÍMICA, not only to reflect the new value of its capital stock, but also to mention the new number of shares in which such capital will be divided, all in accordance with the Preliminary Bylaws Minutes which, initialed by the PARTIES, integrate this instrument as Annexes No. II and III.

3.6. The PARTIES clarify that, pursuant to the corporate law in force (with the new wording given by Law No. 9457 of May 5, 1997), the operation agreed upon hereby does not entitle the withdrawal of any dissident shareholders who do not agree with the resolutions approved.

Having thus agreed, the PARTIES have caused this instrument to be executed in eight (8) copies of same form and content, together with the witnesses undersigned, and elect the Court of the city of São Paulo, State of São Paulo, for the settlement of any dispute arising herefrom, to the exclusion of any other, however privileged.

São Paulo, 13 of November, 2001.

COMPANHIA SUZANO DE PAPEL E CELULOSE

David Feffer President Director	José Carlos Penteado Masagão Vice President Director

SUZANO PETROQUÍMICA S.A.

David Feffer President Director	Daniel Feffer Corporate Vice President Director



ProtocjustifCSPC-SP-ENG

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN OFF OF COMPANHIA SUZANO DE PAPEL E CELULOSE, THROUGH MERGER, BY SUZANO PETROQUÍMICA S.A., OF THE SPUN-OFF PART, AS DESCRIBED BELOW.

I - PARTIES

1. The PARTIES of this instrument (hereinafter jointly referred to as such) are on the one part, as the (1.1.) partially spun-off company, Companhia SUZANO de Papel e Celulose, hereinafter individually referred to as SUZANO, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima, 1355 – 5º. ao 10º. e 12º. andares, Corporate Taxpayer (CNPJ) No. 60.651.726/0001-16, represented herein in accordance with its Bylaws, and on the other part, (1.2.) as merging company, SUZANO PETROQUÍMICA S.A. hereinafter individually referred to as PETROQUÍMICA, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima nº. 1355, 9º. andar, Corporate Taxpayer (CNPJ) No. 04.705.090/0001-77, represented herein in accordance with its Bylaws.

II - JUSTIFICATION OF THE OPERATION

2.1. Currently, in addition to its industrial and commercial activities in the pulp and paper industry, including those developed through subsidiary companies, SUZANO detains also direct and indirect share interests in companies of the petrochemical sector. Recently SUZANO acquired shares representing 50% of the voting capital of Bahia Sul Celulose S.A., thus consolidating 100% of the voting capital of that major publicly held company corporation that also engages in industrial and commercial activities in the pulp and paper segments.



2.2. After consolidating the control of Bahia Sul Celulose S.A., and understanding that it was not convenient for the development of its businesses to maintain the current corporate structure, SUZANO decided to carry out studies with the double purpose of taking advantage of the synergies between the companies that operate in the pulp and paper industry, and to incorporate in a separate company to be the holder of the direct and indirect share interest in companies of the petrochemical segment.

2.3. The result of the studies aforementioned showed the absolute convenience, for the interests of SUZANO, to adopt the following procedures:

(a) segregate, through the partial spin off of the subsidiary company SPP Nemo S.A. Industrial e Comercial Exportadora, the remaining business carried out by such company in the pulp and paper segment, which would be merged by SUZANO;
(b) spin off its equity interest, so as to segregate part of the direct and indirect share interest held in companies of the petrochemical segment, with the merger of such share interest by PETROQUÍMICA, that will become the holding company of the petrochemical businesses; PETROQUÍMICA has applied for its registration with the Brazilian Securities and Exchange Commission (CVM) as a publicly held company on the 18th of October 2001.

III - Conditions of the operations to be carried out

3.1. The Extraordinary General Meeting of the SUZANO shareholders, to be held on November 30, 2001 shall resolve upon the following: (a) merger of the spun-off part of SPP Nemo S.A. Industrial e Comercial Exportadora, composed by the equity interest, assets and liabilities, relates to the remaining activities of such company in the pulp and paper segment; and (b)

partial spin off of SUZANO, to segregate of its equity interest, the assets and liabilities corresponding to the direct or indirect share interest detained in companies of the petrochemical segment; this spun-off part will be merged by PETROQUÍMICA, at the Extraordinary General Meeting to be held on the same day, November 30, 2001.

3.1.1. The partial spin off and the merger of the spun-off part shall have as "Base Date" the 31st of October 2001.

3.1.2. The partial spin off and the merger of the spun-off part hereby agreed upon shall be carried out based on the book value of the equity of SUZANO, which is shown in the financial statements of that company dated the 31st of October, 2001. (Annex I)

3.1.3. The PARTIES estimate the book value of the equity share to be spun off of SUZANO, on the BASE DATE, as Seven hundred and ninety-four million, four hundred and eighty-eight thousand, seven hundred and fourteen reais and thirty-six cents (R$ 794.488.714,36).

3.1.4. The changes in equity referring to the equity share merged by PETROQUIMICA, which occur between the Base Date of October 31, 2001 and the date on which the spin off, shall take place, will inure to the sole benefit and/or shall be solely borne by PETROQUIMICA.

3.2. The equity share of SUZANO to be spun off will be evaluated by TREVISAN AUDITORES INDEPENDENTES, (a Company with headquarters in the city of São Paulo, SP, Rua Bela Cintra No. 934, Corporate Taxpayer (CNPJ) No. 52.803.244/0001-06 and CRC No. 2SP013439/O-5), based on the book values registered in the financial statements of the company on the BASE DATE.

3.3. Once the partial spin off is concluded, SUZANO shall be released from any responsibility whatsoever, for payment of any liabilities that are part of the spun-off part of its equity, which shall be paid by PETROQUÍMICA. On the other hand, PETROQUÍMICA shall have no responsibility whatsoever for any other liabilities of SUZANO, which are not included in the spun-off part of the assets of SUZANO, remaining such liabilities the sole responsibility of SUZANO, since there is not, nor will there be any solidarity between the aforementioned SUZANO and PETROQUÍMICA in relation to any liabilities of SUZANO.

3.3.1. The guarantees offered by SUZANO in respect to the Rio Polímeros project, stipulated according to **Suzano Sponsor Support Agreement**, and in respect to the **Splitter** and **Spheripol** projects of Polibrasil Resinas S.A., to the NEDERLANDSE FINANCIERINGS-MAATSCHAPPIJ VOOR ONTWIKKELINGSLANDEN N.V. shall remain in effect; in return for this, as soon as the merger is effected by PETROQUÍMICA, from the part spun off from SUZANO, PETROQUÍMICA will offer to SUZANO a counterguarantee sufficient to assure full compensation, to SUZANO, of all expenditures which it may incur as a result of offering such guarantees.

3.4. Once the partial spin off and merger is concluded, PETROQUÍMICA shall increase its capital stock for an estimated amount of Seven hundred and ninety-four million, four hundred and eighty-eight thousand, seven hundred and fourteen reais and thirty-six cents (R$ 794.488.714,36) which corresponds to the estimated amount of the part to be spun off of the equity of SUZANO, and will issue ninety-seven million, three hundred and seventy-three thousand, four hundred and seventy (97,373,470) common shares and one hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and ten (123,819,910) preferred shares, with no-par value, to be assigned to the SUZANO shareholders in the same proportion as the share interest held by each one of them in the spun-off company, that is, for

each share issued by SUZANO, held by any shareholder, he shall receive shares issued by PETROQUÍMICA in the same number type and class, with the same rights and privileges currently prevailing for SUZANO.

On the other hand, after approval of the operation hereby agreed, the capital stock of SUZANO will have an estimated decrease of Seven hundred and ninety-four million, four hundred and eighty-eight thousand, seven hundred and fourteen reais and thirty-six cents (R$ 794.488.714,36), which corresponds to the book value on the BASE DATE, of the equity share to be spun off of the company without cancellation of any of its shares.

3.4.1. Until the registration of PETROQUÍMICA by the Securities Exchange Commission (CVM) as a publicly held company is granted, the shares issued by SUZANO will be negotiated in the stock exchange, with right to receive the same number of shares, of the same class, issued by PETROQUÍMICA. After the registration as a publicly held company is granted, the companies's Management will inform the market the date as from when the shares issued by PETROQUÍMICA will be individually negotiated.

3.5. Once the partial spin off and merger operation agreed upon hereby is completed, the Bylaws of SUZANO shall be amended to reflect the new amount of its capital stock amending also the Bylaws of PETROQUÍMICA, not only to reflect the new value of its capital stock, but also to mention the new number of shares in which such capital will be divided, all in accordance with the Preliminary Bylaws Minutes which, initialed by the PARTIES, integrate this instrument as Annexes No. II and III.

3.6. The PARTIES clarify that, pursuant to the corporate law in force (with the new wording given by Law No. 9457 of May 5, 1997), the operation agreed upon hereby does not entitle the withdrawal of any dissident shareholders who do not agree with the resolutions approved.

Having thus agreed, the PARTIES have caused this instrument to be executed in eight (8) copies of same form and content, together with the witnesses undersigned, and elect the Court of the city of São Paulo, State of São Paulo, for the settlement of any dispute arising herefrom, to the exclusion of any other, however privileged.

São Paulo, 13 of November, 2001.

COMPANHIA SUZANO DE PAPEL E CELULOSE

David Feffer
President Director

José Carlos Penteado Masagão
Vice President Director

SUZANO PETROQUÍMICA S.A.

David Feffer
President Director

Daniel Feffer
Corporate Vice President Director



ProtocjustifCSPC-SP-ENG

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN OFF OF SPP- NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA THROUGH MERGER OF THE SPUN-OFF PART BY COMPANHIA SUZANO DE PAPEL E CELULOSE, AS DESCRIBED BELOW.

I - PARTIES –

1. The PARTIES of this instrument (hereinafter jointly referred to as such) are on the one part, as the (1.1.) partially spun-off company, SPP-NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA, hereinafter individually referred to as SPP-NEMO, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima, 1355, 10º andar, Setor A, Corporate Taxpayer (CNPJ) Nº. 46.078.432/0001-16, represented herein in accordance with its Bylaws, and on the other part, (1.2.) as merging company, COMPANHIA SUZANO DE PAPEL E CELULOSE, hereinafter individually referred to as SUZANO, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima, 1355, – 5º. ao 10º. e 12º. andares, Corporate Taxpayer (CNPJ) Nº. 60.651.726/0001-16, represented herein in accordance with its Bylaws.

II – JUSTIFICATION OF THE OPERATION

2.1. The partial spin off and merger operation hereby agreed upon, is justified to the extent that currently the activity of paper and high-quality cardboard, both in the domestic and in the export market, is developed by SUZANO, except some operations relative to the fulfillment of obligations undertaken under ACC contracts, which are being carried out by SPP-NEMO.

2.2. Therefore, it is in the interest of the companies aforementioned to conclude the segregation of the activities related to the pulp and paper segment, to make SPP-NEMO a holding company detaining the assets represented by its share ownership in POLITENO INDÚSTRIA E COMÉRCIO S.A., to facilitate the corporate reorganization of SUZANO in the petrochemical area.



III - CONDITIONS OF THE OPERATIONS TO TAKE PLACE -

3.1. The Extraordinary General Meeting of the SPP-NEMO shareholders, to be held on November 30, 2001 shall resolve upon the following: (i) increase the capital stock in the amount of R$ 45.745.189,85, without issuance of new shares, through the utilization of advance payments received for future capital increase; (ii) partial spin off of SPP-NEMO, to segregate from its equity the current assets and liabilities remaining from the paper and high quality board business in the domestic and export markets, tax credits, some of which are still the object of pending proceedings, and some tax rights with claims still pending judgement, in addition to some share interest in other companies related to the pulp and paper segment. This spun-off part will be merged by SUZANO, through resolution of its shareholders at the Extraordinary General Meeting to be held on the same day, November 30, 2001.

3.1.1. The partial spin off and the merger of the spun-off part shall have as "Base Date" the 31st of October 2001.

3.1.2. The partial spin off and the merger of the spun-off part hereby agreed upon, shall be carried out based on the book value of the equity of SPP-NEMO, which is shown in the financial statements of that company dated the 31st of October, 2001. (Annex 1)

3.1.3. The PARTIES estimate the book value of the equity share to be spun off, after the capitalization foreseen in item 3.1 (i), on the BASE DATE, as fourteen million, ninety-eight thousand, three hundred and fourteen reais and twenty-six cents (R$ 14.098.314,26).

3.1.4. The changes in equity referring to the equity share merged by SUZANO, which occur between the Base Date of October 31, 2001 and the date on which the merger shall take place, will inure to the sole benefit and/or shall be solely borne by SUZANO.

3.2. The net equity share of SPP-NEMO to be spun off will be evaluated by TREVISAN AUDITORES INDEPENDENTES, (a Company with headquarters in



the city of São Paulo, SP, Rua Bela Cintra N°. 934, Corporate Taxpayer (CNPJ) N°. 52.803.244/0001-06 and CRC No. 2SP013439/O-5), based on the book values registered in the financial statements of the company on the BASE DATE.

3.3. Once the partial spin off is concluded, SPP-NEMO shall be released from any responsibility whatsoever, for payment of any liabilities that are part of the spun-off part of its equity, which shall be paid by SUZANO. On the other hand, SUZANO shall have no responsibility whatsoever for any other liabilities of SPP-NEMO, which are not included in the spun-off part of the equity of SPP-NEMO, remaining such liabilities the sole responsibility of SPP-NEMO, since there is not, nor will there be any solidarity between the aforementioned SPP-NEMO and SUZANO in relation to any liabilities of SPP-NEMO.
Moreover, once the partial spin off is carried out all rights and obligations, which are the object of pending law suits/claims, or which may be commenced and are not shown in the balance sheet prepared on the date of the spin off, related to the paper and high quality board activity, shall be solely borne and/or shall inure to the sole benefit of SUZANO.

3.4. Once the partial spin off and merger operation is concluded, the capital stock of SUZANO will not undergo any change, inasmuch as SUZANO will only replace in its accounting records the value corresponding to the spun-off part, with the liquid assets of SPP-NEMO that comprise the spun-off part to be merged.

3.4.1. On the other hand, once the operation agreed upon hereby is approved, the capital stock of SPP-NEMO will have an estimated decrease of fourteen million, ninety-eight thousand, three hundred and fourteen reais and twenty-six cents (R$ 14.098.314,26), corresponding to the book value, on the BASE DATE of the operation, of the part to be spun off from the equity of that company, without cancellation of any of its shares.

3.5. Once the partial spin off and merger operation agreed upon hereby is completed, the Bylaws of SPP-NEMO shall be amended to reflect the new value of its capital stock



3.6. The PARTIES clarify that, pursuant to the corporate law in force (with the new wording given by Law No. 9457 of May 5, 1997), and considering that SUZANO is the sole shareholder of SPP-NEMO, for the operation agreed upon hereby, SUZANO shall not exercise the right of withdrawal.

Having thus agreed, the PARTIES have caused this instrument to be executed in eight (8) copies of same form and content, together with the witnesses undersigned, and elect the Court of the city of São Paulo, State of São Paulo for the settlement of any dispute arising herefrom, to the exclusion of any other, however privileged.

São Paulo, 13 of November, 2001.

SPP-NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA

David Feffer
President Director

Adhemar Magon
Executive Director

COMPANHIA SUZANO DE PAPEL E CELULOSE

David Feffer
President Director

José Carlos Penteado Masagão
Vice President Director

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN OFF OF SPP- NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA THROUGH MERGER OF THE SPUN-OFF PART BY COMPANHIA SUZANO DE PAPEL E CELULOSE, AS DESCRIBED BELOW.

I - PARTIES –

1. The PARTIES of this instrument (hereinafter jointly referred to as such) are on the one part, as the (1.1.) partially spun-off company, SPP-NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA, hereinafter individually referred to as SPP-NEMO, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima, 1355, 10° andar, Setor A, Corporate Taxpayer (CNPJ) N°. 46.078.432/0001-16, represented herein in accordance with its Bylaws, and on the other part, (1.2.) as merging company, COMPANHIA SUZANO DE PAPEL E CELULOSE, hereinafter individually referred to as SUZANO, a Company with headquarters in the city of São Paulo, state of São Paulo, Avenida Brigadeiro Faria Lima, 1355, – 5°. ao 10°. e 12°. andares, Corporate Taxpayer (CNPJ) N°. 60.651.726/0001-16, represented herein in accordance with its Bylaws.

II – JUSTIFICATION OF THE OPERATION

2.1. The partial spin off and merger operation hereby agreed upon, is justified to the extent that currently the activity of paper and high-quality cardboard, both in the domestic and in the export market, is developed by SUZANO, except some operations relative to the fulfillment of obligations undertaken under ACC contracts, which are being carried out by SPP-NEMO.

2.2. Therefore, it is in the interest of the companies aforementioned to conclude the segregation of the activities related to the pulp and paper segment, to make SPP-NEMO a holding company detaining the assets represented by its share ownership in POLITENO INDÚSTRIA E COMÉRCIO S.A., to facilitate the corporate reorganization of SUZANO in the petrochemical area.

III - CONDITIONS OF THE OPERATIONS TO TAKE PLACE -

3.1. The Extraordinary General Meeting of the SPP-NEMO shareholders, to be held on November 30, 2001 shall resolve upon the following: (i) increase the capital stock in the amount of R$ 45.745.189,85, without issuance of new shares, through the utilization of advance payments received for future capital increase; (ii) partial spin off of SPP-NEMO, to segregate from its equity the current assets and liabilities remaining from the paper and high quality board business in the domestic and export markets, tax credits, some of which are still the object of pending proceedings, and some tax rights with claims still pending judgement, in addition to some share interest in other companies related to the pulp and paper segment. This spun-off part will be merged by SUZANO, through resolution of its shareholders at the Extraordinary General Meeting to be held on the same day, November 30, 2001.

3.1.1. The partial spin off and the merger of the spun-off part shall have as "Base Date" the 31st of October 2001.

3.1.2. The partial spin off and the merger of the spun-off part hereby agreed upon, shall be carried out based on the book value of the equity of SPP-NEMO, which is shown in the financial statements of that company dated the 31st of October, 2001. (Annex 1)

3.1.3. The PARTIES estimate the book value of the equity share to be spun off, after the capitalization foreseen in item 3.1 (i), on the BASE DATE, as fourteen million, ninety-eight thousand, three hundred and fourteen reais and twenty-six cents (R$ 14.098.314,26).

3.1.4. The changes in equity referring to the equity share merged by SUZANO, which occur between the Base Date of October 31, 2001 and the date on which the merger shall take place, will inure to the sole benefit and/or shall be solely borne by SUZANO.

3.2. The net equity share of SPP-NEMO to be spun off will be evaluated by TREVISAN AUDITORES INDEPENDENTES, (a Company with headquarters in



the city of São Paulo, SP, Rua Bela Cintra N°. 934, Corporate Taxpayer (CNPJ) N°. 52.803.244/0001-06 and CRC No. 2SP013439/O-5), based on the book values registered in the financial statements of the company on the BASE DATE.

3.3. Once the partial spin off is concluded, SPP-NEMO shall be released from any responsibility whatsoever, for payment of any liabilities that are part of the spun-off part of its equity, which shall be paid by SUZANO. On the other hand, SUZANO shall have no responsibility whatsoever for any other liabilities of SPP-NEMO, which are not included in the spun-off part of the equity of SPP-NEMO, remaining such liabilities the sole responsibility of SPP-NEMO, since there is not, nor will there be any solidarity between the aforementioned SPP-NEMO and SUZANO in relation to any liabilities of SPP-NEMO.
Moreover, once the partial spin off is carried out all rights and obligations, which are the object of pending law suits/claims, or which may be commenced and are not shown in the balance sheet prepared on the date of the spin off, related to the paper and high quality board activity, shall be solely borne and/or shall inure to the sole benefit of SUZANO.

3.4. Once the partial spin off and merger operation is concluded, the capital stock of SUZANO will not undergo any change, inasmuch as SUZANO will only replace in its accounting records the value corresponding to the spun-off part, with the liquid assets of SPP-NEMO that comprise the spun-off part to be merged.

3.4.1. On the other hand, once the operation agreed upon hereby is approved, the capital stock of SPP-NEMO will have an estimated decrease of fourteen million, ninety-eight thousand, three hundred and fourteen reais and twenty-six cents (R$ 14.098.314,26), corresponding to the book value, on the BASE DATE of the operation, of the part to be spun off from the equity of that company, without cancellation of any of its shares.

3.5. Once the partial spin off and merger operation agreed upon hereby is completed, the Bylaws of SPP-NEMO shall be amended to reflect the new value of its capital stock



3.6. The PARTIES clarify that, pursuant to the corporate law in force (with the new wording given by Law No. 9457 of May 5, 1997), and considering that SUZANO is the sole shareholder of SPP-NEMO, for the operation agreed upon hereby, SUZANO shall not exercise the right of withdrawal.

Having thus agreed, the PARTIES have caused this instrument to be executed in eight (8) copies of same form and content, together with the witnesses undersigned, and elect the Court of the city of São Paulo, State of São Paulo for the settlement of any dispute arising herefrom, to the exclusion of any other, however privileged.

São Paulo, 13 of November, 2001.

SPP-NEMO S.A. INDUSTRIAL E COMERCIAL EXPORTADORA

David Feffer
President Director

Adhemar Magon
Executive Director

COMPANHIA SUZANO DE PAPEL E CELULOSE

David Feffer
President Director

José Carlos Penteado Masagão
Vice President Director

Protocjustif SPP CSPC_ENG